Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague~	Scott P. Doney~	Facsimile: 702-944-7100
Email: bclark@caneclark.com

April 14, 2008

Via Facsimile: (202) 772-9217 and Regular US Mail

Mail Stop 6010

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street N.E.
Washington, DC  20549

Attention:  Suzanne Hayes

Re:          Znomics, Inc.
Registration Statement on Form SB-2
Filed December 20, 2007
File No. 333-148220

We write on behalf of Znomics, Inc., (the “Company”) in response to Staff’s letter of January 16, 2008, by Jeffrey P. Rideler, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form SB-2, filed December 20, 2007, (the Comment Letter”).  On behalf of the Company, we are providing this response.  The factual information provided herein relating to the Company has been made available to us but the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form SB-2

General

1.
The incorporation date is inconsistent in the filing.  We note your statement on page 5 that you were incorporated on April 21, 2006.  However, you state on page 36 that you were incorporated on March 20, 2006.  Please revise.

In response to this comment, the Company updated page 5 of the filing to reflect the incorporation date of March 20, 2006.

2.	You refer to the NASD in several locations in your filing. NASD has changed its name to the Financial Industry Regulatory Authority. See Sec Release No. 34-56145 (July 26, 2007).

In response to this comment, the Company updated references to the NASD throughout the filing to reflect the NASD’s name change.

3.
We note from your website that your common stock began trading on the OTCBB under the new ticker symbol “ZNOM.OB” on January 4, 2008.  Your former ticker symbol is disclosed in various places in your filing.  Please update your filing accordingly.

In response to this comment, the Company updated the filing to indicate the new ticker symbol as well as the date of change from the previous symbol.

Cover Page

4.
We note your statement that the offering price will be set by market factors and the independent decisions of the selling shareholder.  Additionally, we note your statement that the last sale price of your common stock was $3.20 per share.  Until a market develops, you are required to set a price for the shares being registered.  Please revise to set a price or provide us with an analysis supporting your determination that a market has developed.  Your analysis should include information as to how long the stock has been trading, the trading volume and the sales prices.

In response to this comment, the Company updated the filing to include a set price of $1.50 per share.

Summary, page 5

5.	As currently written your document includes many terms that are not commonly understood. For example:

•	Retroviral insertional mutations;
•	Gene knockout mouse strains;
•	Functioning genomics;
•	High-throughput screening assays;
•	Mutagenesis; and
•	Haploid, early pressure diploid and F3 diploid.

The use of these terms makes it difficult for readers to understand your business.  Please revise to avoid using industry jargon or explain the meanings of these terms the first time they are used.

In response to this comment, the Company has revised the filing and removed industry jargon and technical terms from the Summary. The Company has also updated the Description of Business section to define all industry jargon and technical terms used therein.

6.
The first paragraph of your summary states that you are engaged in the business of utilizing your technology platform and the expertise of your researchers to provide a new approach to drug development.  However, the last paragraph states that you currently offer fish strains to university scientists and expect to use the library to develop disease models and assays to test drug-line compounds in the near future.  Please revise your summary to clarify the source of your current revenues and explain how you are currently using your technology platform and expertise to provide a new approach to drug development.

In response to this comment, the Company updated the summary of the filing to indicate that it is in the business of drug development and drug target development.  This statement is further clarified in the Description of Business section of the filing.

7.	Explain how your approach to drug development is new.

In response to this comment, the Company determined that this information was most appropriately conveyed in the Description of Business section of the filing, and accordingly updated the Description of Business section to elucidate our approach to drug development utilizing zebrafish, and how this approach is new.

8.	Revise the last paragraph to disclose when you expect to begin using the library to develop disease models and assays.

In response to this comment, the Company determined that this information was most appropriately conveyed in the Description of Business section of the filing, and accordingly updated the Description of Business section to convey that it expects to use the Zenemark Library to develop disease models and/or assays in the third or fourth quarter of 2008.

Risk Factors, page 8

General

9.	Please include a risk factor that addresses your financial losses to date and whether you expect such losses to continue in the future.

In response to this comment, the Company updated the filing to include a risk factor (at page 9) that addresses our financial losses, our expectation of future losses, and the risk inherent in investing in our company due to our history of losses and expectation of future losses.

10.	Please include a risk factor that addresses your ability to continue as a going concern, as reported by your public accountant.

In response to this comment, the Company updated the filing to include a risk factor (at page 9) that addresses the risk inherent in investing in our company due to our history of losses, in spite of the fact that our public accountant did not issue a statement regarding our ability to continue as a going concern as part of our most recent audited financial statements.

11.
Please include a risk factor that addresses the risks of your common stock being subject to “penny stock” rules.  In this risk factor, please also discuss the effect on liquidity, specific legal remedies available to investors of penny stocks and how much remedies would affect the company.

In response to this comment, the Company updated the filing to include a risk factor (at page 23) that addresses the risks of its common stock being subject to “Penny Stock” rules.

Because payment of dividends is at the discretion of the Board of Directors . . .page 8

12.	Please clearly state that readers should not rely on an investment in your company if they require dividend income.

In response to this comment, the Company updated the filing to clearly state that readers should not rely on an investment in the Company if they require a dividend income.

If we are not able to raise additional funds in the future . . . page 8

13.
Please expand your disclosure in this risk factor to quantify your current financial position.  To the extent practicable, please quantify the additional funding that you will require in the next 12 months.

In response to this comment, the Company updated the filing to expand the disclosure in this risk factor, quantifying our current financial position as well as additional funding that will be required in the next 12 months.

14.
We note your disclosure that you may obtain additional financing by issuing debt securities.  Please expand your disclosure to inform the investor that any holders of debt securities could have rights superior to existing shareholders.

In response to this comment, the Company updated the Risk Factors section of the filing to inform investors that holders of debt securities could have rights superior to existing shareholders.

Because we have limited operating history . . . page 9

15.	To the extent practicable, please quantify the “significant funds” you will be required to spend on development and marketing activities.

In response to this comment, the Company updated the referenced risk factor in the filing to quantify as much as possible the significant funds we anticipate spending on development and marketing activities.

Because we are deploying unproven technologies . . . page 9

16.	Please disclose whether any of your personnel has had experience commercializing technologies and products similar to those you hope to develop.

In response to this comment, the Company has updated the reference risk factor in the filing to generally describe the employees’ and consultants’ experience commercializing technologies and products similar to those the Company hopes to develop.  A description of the employees’ and consultants’ experience has been added to the Significant Employees section.

17.
Please clarify that you do not have any arrangements with third parties regarding the commercialization of any future product or products and that you may not be able to enter into such agreements on commercially acceptable terms.

In response to this comment, the Company has updated the referenced risk factor in the filing to indicate that it does not have any arrangements with third parties regarding the commercialization of any future product or products, and that the company may not be able to enter into such agreements on commercially acceptable terms or at all.

If zebrafish and our related services are not widely accepted by the market…page 9

18.
Please expand your disclosure to describe the types of researchers your technology and products hope to target.  Please further expand your disclosure to include lack of governmental approval as a barrier that may prevent researchers from using your products and technology.

In response to this comment, the Company has updated the referenced risk factor in the filing to describe the types of researchers the Company hopes to target with its technology and products. The risk factor was further expanded to include clarification that there is no governmental approval that might act as a barrier to prevent researchers from using the Company’s products and technology.

Because we currently have limited resources, marketing and sales capabilities . . . page 9

19.	Please revise the discussion to indicate when you believe you will need to obtain sales and marketing services.

In response to this comment, the Company has updated the referenced risk factor in the filing to indicate that it intends to obtain sales and marketing services in 2008.

If we fail to manage growth effectively, our resources will be strained . . . page 10

20.
It is not clear if you currently have any collaborative agreements.  If you do not, please clarify that you are referring to potential future collaborations.  If you currently have collaborative agreements, they should be described in the business section.

In response to this comment, the Company has updated the referenced risk factor in the filing to indicate that the Company completed work on its only collaborative agreement in December, 2007, that such agreement was formally terminated in March, 2008, and that the Company is referring to potential future collaborations in the risk factor.

If we are not able to effectively protect our patent and proprietary rights . . . page 10

21.
We note your statement that you rely on patents to protect your proprietary rights.  Additionally, you refer to patents that have been issued to you.  According to your “Intellectual Property” discussion on page 42, it does not appear that you currently have any patents.  Please revise to clarify that you currently do not have any patents and the discussion refers to potential future patents.

In response to this comment, the Company updated the filing to specify in the “Intellectual Property” discussion the patents for which it has filed.

Contaminations in our animal populations could damage our inventory . . . page 11

22.	Please disclose whether you have experienced a contamination, and, if so, the total cost to you of clean-up, renovation, disinfection, retesting and restarting.

In response to this comment, the Company has updated the referenced risk factor in the filing to indicate that the Company has not experienced a contamination.

23.	Are contamination expenses covered by insurance? If not, please revise your risk factor to clarify that you do not have insurance to cover contamination expenses.

In response to this comment, the Company has updated the referenced risk factor in the filing to indicate that the Company does not have insurance to cover contamination expenses.

If we fail to comply with existing regulations . . . page 12

24.	Please expand this risk factor to briefly describe the government regulations that have a material impact on your business.

In response to this comment, the Company has updated the referenced risk factor in the filing to briefly describe the government regulations that have a material impact on the Company’s business. These regulations are discussed in greater detail in the section entitled “Governmental Regulation”.

If we are not successful in obtaining or maintaining licenses to essential technology . . . ..

25.
We note your statement that some of your technologies and biological materials have been acquired or licensed from third parties.  Please identify the technologies and biological materials you have acquired the contracting parties.  Additionally, revise the Business section to provide further disclosure of the licensing agreements, including aggregate payments, including milestone payments, duration and termination provisions, and any other material terms.

In response to this comment, the Company revised the disclosure to state the Company entered into its first and, thus far, only biological material license in March, 2008, and that the Company anticipates additional licensing of potential drug targets, disease models or drug compounds in the future.

If we are unable to locate and develop adequate facilities . . . page 13

26.
We note your statement that a material delay or an increase in cost may stall your growth plans and could adversely affect your business.  Please revise to disclose when you anticipate acquiring or opening a new facility and the expected cost.  Similarly, revise “Plan of Operations” to discuss this timetable and budget in more detail.

In response to this comment, the Company revised the disclosure to indicate that the Company recently acquired additional space, the terms of that additional space, and that the Company does not anticipate needing to acquire more additional space for the year ending December 31, 2008.

If we fail to recruit additional qualified personnel to develop our business . . . page 13

27.	If you have experienced difficulty attracting and retaining qualified personnel, please describe the difficulties you have experienced.

In response to this comment, the Company has revised the disclosure to indicate that the Company has not had difficulty attracting and retaining qualified personnel.

If changes in government regulations decrease the demand for the drug discovery . . . .page 14

28.
Please explain how legislation that contains “drug costs” will negatively affect you.  For example, please clarify that reform legislation containing maximum prices that consumers may be charged for drugs will limit profits or may impair your ability to recoup expenses.

consumers may be charged for drugs will limit profits or may impair your ability to recoup expenses.

In response to this comment, the Company revised the disclosure to more clearly indicate that reform legislation containing maximum prices that consumers may be charged for drugs will limit profits or may impair the Company’s ability to recoup expenses.

Forward Looking assessments have been prepared by the current Management. . . . page 14

29.
As a penny stock company. you are not eligible to rely on the safe harbor for forward looking statements contained in The Private Securities Litigation Reform Act.  Please revise to remove the references to a safe harbor or specifically state that the safe harbor does not apply to your forward looking statements.  Similarly revise “Plan of Operations” on page 44.

In response to this comment, the Company has revised the disclosure to remove the references to a safe harbor both in the referenced risk factor and in the “Plan of Operations”.

30.
We note that fluctuations in exchange rates and currency values may materially affect your future developments and performance.  If you currently provide services or products to foreign corporations or incur expenses in foreign currencies, please consider including a separate risk factor.  The risk factor should quantify the percentage of your revenues and/or expenses received/paid in foreign currencies, identify the currencies and the countries in which these services or products are provided.

In response to this comment, the Company has updated the filing to supplement a risk factor to quantify the percentage of our revenues associated with foreign organizations and address associated issues.

31.	We note that “certain other factors set forth in our filings with the Securities and Exchange Commission” may materially affect future developments and performance. Please identify these factors.

In response to this comment, the Company has revised the disclosure to identify certain other factors that may materially affect future developments and performance.

Because our business is dependent upon the performance of key employees . . . page 15

32.
The risk factor discussion appears to be disclosing the same risk as that described on page 13 following the caption “Because we depend on key scientific and management personnel, if we fail to retain personnel, it could delay or hurt development of our key technologies.”  Please combine the two discussions or revise to clearly describe the distinct risks. Please note the discussion should identify the employees you consider to be key.

In response to this comment, the Company has revised the filing to combine the two referenced risk factors (now at page 15) and clearly identify the key employees.

Because we conduct business outside of the United States . . . . page 16

33.	Please add to this list the risk of additional expenditures associated with compliance with the regulations of foreign governments.

In response to this comment, the Company has updated the referenced risk factor to include the risk of additional expenditure associated with compliance with the regulations of foreign governments.

34.	Quantify the percentage of your business conducted outside the U.S. and the percentage conducted on behalf of foreign customers.

In response to this comment, the Company has updated the referenced risk factor to include the percentage of business conducted outside the U.S. and the percentage conducted on behalf of foreign customers.

35.	Identify the foreign countries in which you conduct business.

In response to this comment, the Company has updated the referenced risk factor to include the specific foreign countries in which customers of the business reside and do business.

Because the effects of some events are unforeseeable . . . page 16

36.
Please remove this risk factor, as it is a risk that is not specific to your business, but applicable to all businesses.  Alternatively, revise your discussion to clarify why you believe you may experience consequences that are different or more severe than other types of businesses.

In response to this comment, the Company has removed the referenced risk factor from the filing.

Because certain stockholders control or have the ability to exert significant influence . . . page 17

37.	Please include a separate risk factor disclosing the possibility that the identified persons may sell a large number of their shares. The discussion should describe the potential consequences.

In response to this comment, the Company updated the filing to include a separate risk factor disclosing the possibility that certain identified shareholders may sell a large number of their shares, along with a discussion of the potential consequences.

Because executive management is free to devote time to other ventures . . . page 18

38.
Please expand your disclosure to state whether any of your current officers and directors are currently employed by other entities.  If any of your current officers and directors are currently employed by other entities, please identify these officers and directors, and state approximately how many hours per week they are devoting to your company.

In response to this comment, the Company updated the disclosure to include a discussion of our officers and directors who are currently employed by other entities.

39.
If any of your current officers and directors currently provide services to a competing company, or if you anticipate that any of your current officers and directors may become employed by a competing company, please discuss the risks associated with potential conflicts of interest in a separate risk factor.

In response to this comment, the Company updated the disclosure to include a risk factor discussing our President’s position as an advisory board member to another biopharmaceutical company.

Because the market may respond to our business operations and that of our competitors, our stock price will likely be volatile . . . . page 21

40.	Please disclose the high and low trading price and average trading volume since being quoted on the OTCBB.

In response to this comment, the Company revised the referenced risk factor to indicate the high and low trading price of the stock as well as the average trading volume since being quoted on the OTCBB.

Selling Shareholders, page 22

41.
Please identify each selling shareholder that is a broker dealer and identify each as an underwriter.  The only exception to our position that a broker dealer is an underwriter is in circumstances in which the selling shareholder received the securities as underwriting compensation.

In response to this comment, the Company revised the filing to specify that none of the selling shareholders is a broker dealer or underwriter for the transaction being registered.

42.	Please identify each selling shareholder that is an affiliate of a broker dealer and represent that:

•	such selling stockholder purchased or will purchase the securities in the ordinary course of business, and

•
at the time of purchase of such securities, the selling stockholder had or will have no agreement or understandings, directly or indirectly, with any person to distribute such securities or any securities issuable upon conversion or exercise.

For each broker-dealer affiliates who cannot make these representations, please state that they are underwriters.

In response to this comment, the Company updated the filing to identify each selling shareholder that is an affiliate of a broker-dealer and represent that such selling stockholders purchased or will purchase the securities in the ordinary course of business, and at the time of purchase of such securities, the selling stockholder had or will have no agreement or understandings, directly or indirectly, with any person to distribute such securities or any securities issuable upon conversion or exercise.

43.
You state that you issued warrants to purchase 237,495 shares of common stock in a private placement completed on November 5, 2007 to your placement agent in exchange for their services.  Please identify the placement agent.

In response to this comment, the Company updated the filing to indicate that stock warrants were issued to two placement agents related to the private placement completed November 5, 2007, including 227,733 warrants to Griffin Securities and 9,762 warrants to Bridgeworks Capital.

44.	You have included footnotes (1), (2) and (3) underneath the selling shareholder table. However, references to these footnotes do not appear in the table. Please revise accordingly.

In response to this comment, the Company has updated the table and the footnotes in the filing to more accurately convey the information contained therein.

45.
You state on page 27 that none of the selling shareholders has been one of your officers or directors.   However, it appears on page 26 that Roger Cone, the President and Chief Scientific Officer of your company, as well as a director, is selling 33, 333 shares of common stock.  Please revise your filing to accurately reflect that Roger Cone, a selling shareholder, currently serves as President, Chief Scientific Officer, and a director or your company in accordance with Item 507 of Regulation S-B.

In response to this comment, the Company has updated the disclosure in the filing to indicate that Roger Cone is the President, Chief Scientific Officer, and Director of the Company, as well as a selling shareholder.

46.
We note the fourth column of your selling shareholders table, which is labeled “total Number of Shares to be Offered for Selling Shareholder Account.”  According to the table, this number of shares you are registering in this filing.  Please revise your filing accordingly.

In response to this comment, the Company has updated fourth column of the selling shareholders table in the filing to accurately reflect the number of shares being registered in the filing.

Directors, Executive Officers, Promoters and Control Persons, page 29

47.	Please disclose when Dr. Kurtz began his employment AS A researcher at the Veteran’s Administration Hospital.

In response to this comment, the Company updated the filing to indicate that Dr. Kurtz began his employment as a researcher at the Veteran’s Administration Hospital in November 2004.

48.
We note your statement that Dr. Sangrey has served as a member of the Board of Directors of 10 public companies or privately funded companies.  Please name the reporting companies in which Dr. Sangrey currently hold directorships in accordance with Item 401(a)(5) of Regulation S-B.

In response to this comment, the Company updated the filing to indicate that Dr. Sangrey currently does not hold Directorships in any public companies other than Znomics, Inc.

49.	Please revise to disclose Dr. Sangrey’s employment during each of the last five years. Please include all applicable dates.

In response to this comment, the Company updated the filing to indicate the dates and locations of Dr. Sangrey’s employment during each of the last five years.

50.
We note your identification of Dr. Golling, Dr. Ransom, Dr. Wang and Mr. Rea as significant employees.  Please provide the information required in Item 401(a) of Regulation S-B for Dr. Golling, Dr. Ransom and Dr. Wang.

In response to this comment, the Company has updated the disclosure to remove Dr. Golling and add Dr. Berghmans as significant employees. The information required in Item 401(a) of Regulation S-B was also provided for Dr. Ransom, Dr. Berghmans, and Dr. Wang.

Description of Business

General

51.
Please expand your disclosure of the merger entered into between Pacific Syndicated Resources, Inc., Znomics Delaware, and Acquisition Sub.  Specifically, please describe the equity exchanged between the parties pursuant to the merger agreement.

In response to this comment, the Company expanded the disclosure of the merger entered into between Pacific Syndicated Resources, Inc., Znomics Delaware, and Acquisition Sub

to specifically describe the equity exchanged between the parties pursuant to the merger agreement in the section entitled “Organization within the Last Five Years.”

52.	Please disclose how you distribute your products to university research labs.

In response to this comment, the Company revised the filing to disclose that products are distributed to university research labs using standard overnight delivery services, e.g., FedEx.

53.	Please disclose the identity of the supplier of the material for your research, in accordance with Item 101 (b)(5) of Regulation S-B.

In response to this comment, the Company revised the filing to disclose that 454 Life Sciences currently supplies the material for the Company’s research in accordance with Item 101 (b)(5) of Regulation S-B.

54.
Please provide a more detailed discussion of your business and plans.  Your discussion should clarify what products and services you currently provide and what products and services you plan to provide in the future and when you anticipate you will in a position to provide these future products and services.  Your discussion should include a description of the types of services you provide through your research contracts, including a description of the nature of the research you are conducting.

In response to this comment, the Company revised the filing to provide a more detailed discussion of the Company’s business and plans.

55.
We note your statement on page 46 that your major emphasis will be developing your own proprietary drug discovery effort to find lead compounds for major diseases with inadequate treatments.  Please revise your Business section to clarify how you expect to accomplish this.  Your discussion explain whether you expect to develop this discovery effort and identify lead compounds on your own or in collaboration with partners or if you expect to identify the compounds on your own but develop and commercialize drugs in collaboration with others.  Additionally, your document should explain your current capabilities and whether you have the current ability to develop a drug discovery effort and identify lead compounds.  If you do not currently have this ability, please explain how you plan to develop or acquire this ability.

In response to this comment, the Company revised the filing to include additional discussion regarding the Company’s proprietary drug discovery effort to find lead compounds for major diseases with inadequate treatments.

56.
We note your statement that you currently offer fish strains to university scientists.  Please explain how these are offered.  For example, do these customers purchase access to your database or do they purchase a specific strain?  If they generally purchase access to the database pursuant to a standard agreement, please describe the terms of your standard agreement.

In response to this comment, the Company updated the filing to explain the method by which university scientists are able to purchase fish strains.

57.
Please provide the basis for your belief that you are positioned to become a leading provider of research services to the growing academic market and to a very large potential market for toxicology research.

In response to this comment, the Company has revised the filing to remove references to becoming a leading provider of research services to the growing academic market and to a very large potential market for toxicology research because while the Company plans to continue mutant fish sales, it no longer plans to become a major provider of research services to academia, and no longer plans a major effort in providing toxicology services.

58.
We note your disclosure in Note Q to the Financial Statements that Harvard University ordered 242 fish line products during the first half of 2007.  If you  have a written agreement with Harvard University, please describe the agreement and file it as an exhibit in accordance with Item 601 (b)(10) of Regulation S-B.  Alternatively, provide us with an analysis supporting your determination that the agreement is not material.

In response to this comment, the Company considers this agreement immaterial because of its minimal effect on our financial results and condition.  The contract provides for shipment of up to 1,000 fish lines, for $450,000, over the contract life.  In 2007, only $9,000 in revenue from this contract was recognized.

Industry Background, page 36

59.
Please provide support for your statement on page 39 that more than $1.5 billion is spent annually to analyze more than 10 million samples U.S. industry and municipalities in order to meet current EPA and state requirements.

In response to this comment, the Company has updated the filing to remove reference to the toxicology services industry and the Company no longer intends to pursue this area of business.

Facilities and Resources, Page 40

60.	Please disclose the anticipated cost of the new lease.

In response to this comment, the Company updated the filing to indicate the Company has entered into a new lease, which will cost approximately an additional $4,000 per month.

Strategy, page 40

61.
We note your disclosure that you plan to enter the drug discovery business.  Please expand your disclosure to discuss the need for governmental approval of any drug products developed, as well as the effect of government regulation on your business.

In response to this comment, the Company updated the disclosure under “Governmental Regulation” to include discussion regarding the need for governmental approval of any drug products developed.

62.
We note your disclosure that you have established more than 80 Material Transfer Agreements with university customers.  Are the terms of the agreements substantially similar?  If so, please describe the material terms of the agreements, including all rights and obligations, payment terms, and duration and termination provisions.  If these agreements are not substantially similar, please provide a more detailed discussion of the general terms of these types of agreements and explain how the agreements may differ from each other.  If you are substantially dependent on any of these agreements, please file them as exhibits to your registration statement.

In response to this comment, the Company updated the filing to include detailed information regarding the Material Transfer Agreements.

63.
We note your disclosure that you have established COLLABORATION with Merck.  Please describe the material terms of the agreement, including each parties’ rights and obligations under the agreement, all payments made/received to date, all potential payments, existence of royalty provisions, duration, termination provisions and all other material terms.  Please further file the collaboration agreement as an exhibit, or provide us with your analysis supporting your determination that it is not a material agreement and therefore not required to be filed pursuant to Item 601 (b)(10) of Regulation S-B.

In response to this comment, the Company updated the filing to reference exhibit 10.1 in the December 31, 2007 10-KSB filed February 28, 2008, as a copy of the Research and License Agreement with Merck.

License Arrangements, page 43

64.
Please clarify that you are referring to the Material Transfer Agreements you mentioned on page 40.  Provide us with the basis for your expectation that you will obtain patentable technology through these agreements.  If it is merely your hope that you will obtain patentable technology, please revise accordingly.

In response to this comment, the Company updated the filing to clarify that the above-referenced statement is referring to the Material Transfer Agreements mentioned previously and that the Company hopes to obtain patentable technology thereby.

65.
We note your disclosure that “Discoveries made by a university scientist while using [your] technology are usually eligible for acquisition, and [you] normally obtain the first right to negotiate for an exclusive license.”  Please expand your disclosure to describe the limitations you face for acquisition and license negotiation.

In response to this comment, the Company updated the filing to expand our disclosure to describe the limitations faced by the Company for acquisition and license negotiation.

66.	Disclose whether or not you have yet obtained the rights to any discoveries through this process.

In response to this comment, the Company updated the filing to indicate that it obtained the rights to one discovery through this process, which has resulted in a five year exclusive license at a total cost of $20,000.

Research and Development Expenditures, page 44

67.
We note your disclosure that you have incurred expenditures related to research and development in the amount of $251,540 for the entire month period ended September 30, 2007, and $1,435,722 for the period from September 13, 2001 to September 30, 2007.  Please revise your disclosure to estimate the amount spent on research and development during each of the last two fiscal years, in accordance with Item 101 (b)(10) of Regulation S-B.

In response to this comment, the Company updated the filing to estimate the amount spent on research and development during each of the last two fiscal years, in accordance with Item 101 (b)(10) of Regulation S-B.

Plan of Operations

Overview, page 44

68.
Please describe in this section your progress in completing the library of genetic mutations in the zebrafish.  According to page 36, the library currently contains insertions representing about 50% of the zebrafish genes.

In response to this comment, the Company updated the filing to indicate the Company’s progress in the development of the Library of genetic mutations in the zebrafish.

Business of Znomics, page 45

69.
You state that the first stage of your business plan is currently underway.  Please expand your disclosure in this section to describe your product research and development.  Additionally, explain how long you expect it will take to establish a strong and profitable market and the stages that follow the first stage.

In response to this comment, the Company updated the filing to revise and clarify the disclosure in this section to describe product research and development, as well as indicate that a strong and profitable market already exists for drug targets, lead compounds, and other associated intellectual property.

70.
We note that you intend to work towards achieving advance with your drug and drug target discovery programs.  Please describe the current state of these programs and how you plan to advance this program.

In response to this comment, the Company updated the filing to indicate that drug target and lead compound discovery efforts on behalf of the Company had not yet begun but are expected to begin in 2008.

71.
You state that you plan to license drug targets to the pharmaceutical industry.  Please clarify your disclosure to discuss whether you have entered into license negotiations.  If you have, please identify the parties with whom you have entered into negotiations, and when you expect to finalize agreements.

In response to this comment, the Company updated the disclosure to indicate that the Company has not entered into license negotiations with any companies in the pharmaceutical industry.

72.
You state that your recent sales of common stock in a private placement transaction will only satisfy your “near-term” cash requirements, and that you do not presently have sufficient capital to proceed with the drug discovery phase of your business plan.  to the extent practicable, please disclose how long you will be able to satisfy your cash requirements from the proceeds of the private placement, in accordance with Item 303 (a)(1)(i) of Regulation S-B.

In response to this comment, the Company updated the disclosure to indicate that the cash obtained through the referenced private placement transaction is expected to meet the Company’s financial needs for the next twelve months.

73.	You state that you “intend to attempt to raise approximately $10 million during the next twelve months.” Please identify the sources you will approach in order to raise this money.

In response to this comment, the Company updated the filing to identify the sources the Company intends to approach in order to raise the referenced money.

Products and Services, page 46

74.	You state that “the first and major portion” of your developing library has been completed. Please clarify that the library currently contains insertions representing about 50% of the zebrafish genes.

In response to this comment, the Company updated the filing to clarify that the Library currently contains insertions representing approximately 50% of the zebrafish genes.

Government Regulation, page 49

75.	Is it your intention to develop products through FDA approval. If so, please briefly describe in this section the process for obtaining FDA approval.

In response to this comment, the Company updated the filing to indicate that the Company does not intend to directly seek FDA approval for any drug discoveries.

Operations and Liquidity and Capital Resources, page 50

76.
For the twelve months ended December 31, 2006, you had fish lines revenues of $73,776 and almost no fish lines cost of sales.  For the nine months ended September 30, 2007, you had fish lines revenues of $69,853 and fish lines cost of sales of $380,602.  Please discuss the factors that result in a large positive gross margin in 2006 and the large negative gross margin in 2007 for your fish lines product line.  Please also enhance your disclosures of operations by quantifying the reasons for significant changes in revenues and cost of sales in terms of the amount of increase or decrease due to prices, volume and new product introductions, and include an explanation of the underlying reasons for these changes.  Please also quantify the amount of increases or decreases in each line item in the financial statements for both the annual and interim periods and the underlying reasons for the changes.  Please refer to Item 303 of Regulation S-B.

In response to this comment, the Company updated the filing to include and reference financial statements using the Company’s fiscal year end of December 31, and explained the significant change in cost of products and services through a change in the amount of grant subsidy available to offset costs, increased salary costs, and increased stock compensation expense.

77.	Given the significance of the research and development function to your business please disclose the following information for your research and development, research contract and grant expenses:

•
Research and development costs incurred on a program or project-specific basis.  If this data is not available, please provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on each program or project.

•
The nature, timing and estimated costs of future significant investments in research and development.  To the extent that information is not estimable, describe those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

•	the source of funds for these investments.

•
The risks and uncertainties associated with these investments, and the consequences to operations, financial position and liquidity if the investments in research and development are not undertaken or if the investments are not completed timely.

•	the period in which material cash inflows from these investments are expected to commence.

In response to this comment, the Company has updated the filing to include disclosure addressing the research and development function of the Company’s business.

Executive Compensation, page 55

78.	Please update all information in this section to include compensation awarded during the fiscal year ending December 31, 2007.

In response to this comment, the Company updated the filing to include compensation awarded during the fiscal year ending December 31, 2007.

Financial Statements

79.
Please present the historical financial statements of the registrant, Pacific Syndicated, in the Form SB-2 pursuant to Item 310(a) of Regulation S-B.  Include in those financial statements a subsequent event for the acquisition of Znomics on November 5, 2007 and provide the following information:

•	Disclose how you determined that the merger with the public shell company was a reserve merger.
•	Clarify if you are accounting for the acquisition as a purchase.
•	Disclose the number of common shares issued and the purchase price of the acquisition.
•	Clarify who is considered the accounting acquirer and why.
•	Please disclose that there are no related party relationships between the two entities.

In response to this comment, the Company has included the historical financial statements for Pacific Syndicated Resources and has updated the “Recent Events” section of the filing to include the information requested.

Znomics financial statements for the year ended December 31, 2006

Statements of Operations, page F-3

80.	Please include grant contracts and grant expense within operating income.

In response to this comment, the Company has reclassified the grant revenue and grant expense within operating income in the included financial statements, which are the audited financial statements for the periods ending December 31, 2007 and December 31, 2006.

Statements of Stockholders Equity, page F-4

81.
You disclosed that you are a development state enterprise and that you presented transactions in your stockholders’ equity accounts since inception.  However, you did not present stockholders’ equity transactions for 2002 and 2003.  Please revise to include the disclosures required by paragraph 11 of SFAS 7.

In response to this comment, the Company updated the statement of stockholders’ equity in the included financial statements.

Note B - Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-7

82.
You disclosed that you recognize revenue from grants in accordance with SFAS 5 and SOP 97-2.  Given that SFAS 5 provides guidance on accounting for contingencies and SOP 97-2 provides on software revenue recognition, please disclose the relevant provisions of the accounting literature cited that provide guidance on accounting for grants.  You also disclosed that you recognize revenue for collaborative research projects based on contract specifications.  Please provide a more comprehensive disclosure of your revenue recognition policies for collaborative research contracts.  Please refer to SAB 104.

In response to this comment, the Company revised the notes to the financial statements to provide a more comprehensive disclosure of the Company’s revenue recognition policies for collaborative research contracts.

Stock-based compensation, page F-8

83.
You disclosed that you did not record compensation expense for vested employees stock options as required by SFAS 123 due to the complexity of valuing your common stock.  You also disclosed in your significant accounting policies that you can not  determine the effects on your financial statements of this departure from generally accepted accounting principles.  Please revise your financial statements to record compensation expense for employee stock options.  Please refer to SFAS 123 (R).

In response to this comment, the Company revised its financial statements to record compensation expense for stock options.

Note E-Stockholders’ Equity, page F-11

84.
You disclosed that holders of a convertible promissory note were granted a stock purchase warrant to purchase a certain number of shares of common stock at $2 per share.  Please disclose the methodology used to determine the value of the warrants, the related assumptions and the expenses recognized related to these warrants for each fiscal year.

In response to this comment, the Company revised the notes to the financial statements to provide a more comprehensive disclosure of the Company’s methodology, assumptions and expenses related to these warrants.

The Company disclosed the warrants in Note F to the financial statements included in the 2007 10-KSB filed February 28, 2008.  The warrants were valued using the Black-Sholes option pricing model.  The valuation of these warrants as of the repricing at the merger date was $38 thousand recorded as expense.  The assumptions were a risk free interest rate of 3.94%, expected life of .74 years, expected dividend yield of 0.0% and expected volatility of 49.0%.

Financial Statements
For the Nine Months Ended September 30, 2007

General

85.	Please address the comments above in your interim filings as well.

In response to this comment, the Company believes it has addressed the above comments in the financial statements included with the amended filing, which are the audited financial statements for the periods ending December 31, 2007 and December 31, 2006.  The Company has removed the unaudited financial statements for the nine-month period ending September 30, 2007.

86.
Please revise to include the Statements of Operations and Cash Flows for the interim period from your latest audited balance sheet date up to the latest interim balance sheet date along with a comparable period of the preceding year.  Refer to Item 310(b) of Regulation S-B.

In response to this comment, the Company has removed the financial statements for the nine months ended September 30, 2007, and included audited financial statements for the years ended December 31, 2007 and 2006.

Note R - Subsequent Events, page F-36

87.
You disclosed under Selling Shareholders on page 22 that you granted 237,495 warrants to purchase your common stock to the placement agent of the private placement completed on November 5, 2007.  Please disclose the methodology used to determine the value of the warrants, the related assumptions and the expenses recognized related to these warrants in 2007.

In response to this comment, the Company disclosed the warrants in Note F to the financial statements included in the 2007 10-KSB filed February 28, 2008.  The warrants were valued using the Black-Sholes option pricing model.  The valuation of these warrants was $170 thousand recorded as additional paid-in capital.  The assumptions were a risk free interest rate of 4.16%, expected life of 5 years, expected dividend yield of 0.0% and expected volatility of 49.0%.

88.
Provide disclosure relating to the acquisition of Znomics by Pacific Syndicated Resources, Inc.  Clarify that the shares outstanding after the merger will be the shares of Pacific Syndicated.  State the exchange ratio.  Please note that subsequent to the merger, the equity section of Znomics will reflect the equity of Pacific Syndicated Resources, Inc. as outlined in the pro formas.

In response to this comment, the Company had added disclosure clarifying the specifics of the acquisition of Znomics by Pacific Syndicated Resources, Inc., at the section entitled “Recent Events.”

Subsequent to the merger, the equity section of the Company will reflect the equity of Pacific Syndicated Resources, Inc. as outlined in the pro forma financial statements per exhibit 99.2 to the amended 8K, filed April 14, 2008.

Item 27.  Exhibits, page 62

89.
Please file the Incentive Stock Option Grant Agreement, the loan agreement with Washington Mutual Bank and guarantee agreements  with Mr. Sessions and Dr. Cone and the operating lease agreement as exhibits.  Please include all exhibits in your next filing.

In response to this comment, the Company has included these documents in the amended filing.

Form 8-K filed November 8, 2007
Pro Forma Financial Statements

90.	Please provide the Form SB-2 pro forma information pursuant to Rule 310(d) of Regulation S-B for your merger on November 5, 2007.

In response to this comment, the Company has filed amended pro forma financial statements pursuant to Rule 310(d) of Regulation S-B for the Merger on November 5, 2007, to its amended Form 8K filed April 14, 2008.

91.	Please clarify in the pro forma balance sheet how you derived the amount for the pro forma adjustment to retained earnings.

In response to this comment, the Company has attached amended pro forma financial statements pursuant for the Merger on November 5, 2007.

92.	Please revise the pro forma balance sheet to record the adjustment for the return of the 4,731,085 shares to treasury stock instead of additional paid in capital.

In response to this comment, the Company has revised the pro forma balance sheet to add a treasury stock line item to the revised pro-forma financial statements filed with its amended Form 8K filed April 14, 2008.

93.	Please clarify why the 5,574,182 shares issued in the pro formas is different from the shares issued as disclosed in the 8-K.

In response to this comment, the Company notes that the 166,667 shares discussed in note 4 of the referenced financials were issued as shares of Znomics Delaware prior to the Merger. When added to the 5,574,182 other shares of Znomics Delaware discussed in note 2 of the referenced financials, a total of 5,740,849 shares of Znomics Delaware common stock were issued and outstanding immediately prior to the closing of the Merger. Therefore, as discussed on page 3 of the form 8-K filed November 8, 2007, 5,740,849 shares of the Company’s common stock were issued to the shareholders of Znomics Delaware pursuant to the terms and conditions of the Merger.  The Company has added a clarifying statement to its amended Form 8K filed April 14, 2008.

94.
Please also provide pro forma Statements of Operations for the annual period and clarify that the pro forma Statement of Operations is for the interim period and the periods presented in the interim period.

In response to this comment, the Company has attached amended pro forma financial statements for the Merger on November 5, 2007, and has filed the same as an attachment to its amended Form 8K filed April 14, 2008.

If you have any questions regarding this comment letter, please feel free to contact me at (702) 312-6255.  Thank you.

Sincerely,

CANE CLARK LLP

/s/Bryan R. Clark
Bryan R. Clark, Esq.

BRC:clw